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          Filed by CB Bancshares, Inc. pursuant to Rule 425 under the Securities
                  Act of 1933 and deemed filed pursuant to Rule 14a-12 under the
            Securities Exchange Act of 1934 Subject Company: CB Bancshares, Inc.
                              Subject Company's Exchange Act File No.: 000-12396

The merger agreement between Central Pacific Financial Corp. and CB Bancshares, Inc. was filed by CB Bancshares, Inc. under cover of Form 8-K on April 27, 2004 and is incorporated by reference into this filing.

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        CPF will amend its registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement is not final and will be further amended. The registration statement will include a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and joint proxy statement and any other relevant documents (when available) filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CBBI by directing such request to: CB
Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention:
Investor Relations, (808) 535-2518; or from CPF by directing such request to:
Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813,
Attention: David Morimoto, (808) 544-0627.

        CPF and CBBI, and their respective directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of CBBI and CPF in connection with the merger. Information about the directors and executive officers of CBBI and their ownership of and interests in CBBI stock is set forth in the proxy statement for CBBI's 2004 Annual Meeting of Shareholders. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2004 Annual Meeting of Shareholders. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.